UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R100
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
March 31, 2008
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	30049R100

1	NAMES OF REPORTING PERSONS KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		3,419,059

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,419,059

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,419,059

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Amendment No. 1
Item 1. Security and Issuer.
     This constitutes Amendment No. 1 to the Statement on Schedule 13D, filed on behalf of Karen Singer, dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer”). Unless specifically amended or modified hereby, the disclosure set for the in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of the Issuer reported above were purchased by funds generated and held by Trust. The aggregate amount of funds used for the purchase of these shares was $6,486,666.00.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purpose of this Amendment is to report that since the filing of the Statement, a material change occurred in the percentage of Shares beneficially owned by Ms. Singer.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 3,419,059 shares of Common Stock of the Issuer as trustee of the Trust, comprising approximately 17.7% of the outstanding shares of Common Stock of the Issuer.
     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock of the Issuer reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transactions in shares of Common Stock of the Issuer on the open market since the filing of the Statement:

		No. of
Transaction	Trade date	Shares	Price/share
Purchase	3/12/2008	80,000	2.05
Purchase	3/12/2008	95,800	2.00
Purchase	3/14/2008	1,600	2.10
Purchase	3/17/2008	2,968	2.08
Purchase	3/31/2008	25,500	1.9494
Purchase	3/31/2008	1,900	1.95
Purchase	3/31/2008	25,000	1.96
Purchase	4/2/2008	3,400	1.95
Purchase	4/3/2008	90,363	1.9499
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: April 7, 2008

/s/Karen Singer
Karen Singer

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